SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

China Dongsheng International, Inc.

(Check one)

[x] Form 10-K and Form 10-KSB	[ ] Form 11-K	[ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB	[ ] Form N-SAR	[ ] Form N-CSR

For the period ended: June 30, 2007

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

China Dongsheng International, Inc.

Full name of Registrant

Jilin Dongsheng Weiye Science and
Technology Development Co., Ltd.
Jifeng East Road, Jilin China

c/o American Union Securities 100 Wall St. 15th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10005
City, State and Zip Code

212-232-0120
(Issuer's telephone number)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)
The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

China Dongsheng International, Inc.  is unable to file its Annual Report on Form 10-KSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter D. Zhou	212	232-0120
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the  preceding  12  months  or for such  shorter  period  that the registrant was required to file such report(s) been filed.

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof.

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Dongsheng International, Inc.

Name of Registrant as Specified in its Charter

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: September 28, 2007	By:	/s/ Aidong Yu
Aidong Yu
Chief Executive Officer